Exhibit 99.6

Rio Tinto plc
2 Eastbourne Terrace
London W2 6LG
United Kingdom
T +44 (0) 20 7781 2000
F +44 (0) 20 7781 1800
Press release

Rio Tinto’s bid for Riversdale extended by 14 days to 18 March 2011
24 February 2011
Rio Tinto Jersey Holdings 2010 Limited (RTJ) has extended the offer period for its takeover bid for all of the shares in Riversdale Mining Limited (Riversdale) by a period of 14 days. The offer is now due to close at 7.00pm (Sydney, Australia time) on 18 March 2011 (unless further extended or withdrawn).
The following documents in relation to the extension were submitted to the Australian Securities Exchange:
•	a notice under section 650D of the Corporations Act 2001 (Cth) (Corporations Act) of the variation of the offer for this extension;
•	a notice under section 630(2) of the Corporations Act, which confirms that 10 March 2011 is the new date for giving notice as to the status of the conditions of the offer; and
•	a letter to Riversdale shareholders in relation to the extension of the offer period.
RTJ’s offer for Riversdale remains subject to a number of conditions (which are set out in the Bidder’s Statement dated 10 January 2011)1, including a greater than 50 per cent minimum acceptance condition (MAC).
The offer has been unanimously recommended by the Board of Riversdale in the absence of a superior proposal. Riversdale shareholders should ensure they read the Target’s Statement dated 24 January 2011, which outlines the reasons for the Riversdale Directors’ recommendation.
RTJ encourages Riversdale shareholders to accept its attractive $16 cash offer now.
Copies of the documents submitted to the Australian Securities Exchange are available at www.riotinto.com.
About Rio Tinto
Rio Tinto is a leading international mining group headquartered in the UK, combining Rio Tinto plc, a London and NYSE listed company, and Rio Tinto Limited, which is listed on the Australian Securities Exchange.
Rio Tinto’s business is finding, mining, and processing mineral resources. Major products are aluminium, copper, diamonds, energy (coal and uranium), gold, industrial minerals (borax, titanium dioxide, salt, talc) and iron ore. Activities span the world but are strongly represented in Australia and North America with significant businesses in South America, Asia, Europe and southern Africa.
Cont.../

[1]	On 21 January 2011, RTJ announced to ASX that the condition to its offer relating to FIRB approval had been satisfied on that same day.

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High resolution photographs and media pack available at: www.riotinto.com/media